15047617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 02 2015 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4890 W Bayway Drive, Suite 288
(No. and Street)

Tampa (City) Florida (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edwin M Bulleit 813 281-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400, Clearwater, Florida 33762
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

3/13/15

OATH OR AFFIRMATION

I, EDWIN M BULLETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS CAPITAL MARKETS, LLC, as of FEBRUARY 27th, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

MANAGING Member

Title

GAIL A. ZEIGLER
MY COMMISSION # EE 099375
EXPIRES: June 2, 2015
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBS CAPITAL MARKETS, LLC

Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2014
(With Reports of Independent Registered Public Accounting Firm Thereon)

MBS CAPITAL MARKETS, LLC

INDEX

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MBS Capital Markets, LLC:

We have audited the accompanying statement of financial condition of MBS Capital Markets, LLC (the Company) as of December 31, 2014, and the related statement of income and members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II (together "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

February 25, 2015
Clearwater, Florida

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	4,135,638
Deposits with clearing agency		150,000
Accounts receivable		22,500
Other assets		18,725
	$	4,326,863
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	44,711
Other liabilities		366,885
Total liabilities		411,596
Members' equity		3,915,267
Total liabilities and members' equity	$	4,326,863

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Statement of Income and Members' Equity

For the Year Ended December 31, 2014

Revenue:		
Placement	$	1,699,613
Advisory		25,000
Underwriting		4,084,898
Marketable securities gains		177,468
Other		11,344
		5,998,323
Expenses:		
Employee compensation and benefits		1,458,219
Other expenses		1,078,247
		2,536,466
Net income		3,461,857
Members' equity at beginning of year		3,279,905
Member distributions		(2,826,495)
Members' equity at end of year	$	3,915,267

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income	$	3,461,857
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)decrease in operating assets:		
Accounts receivable		(22,500)
Net receivables for unsettled regular-way trades		367,358
Other assets		2,716
Marketable securities, at fair value		487,626
Increase(decrease) in operating liabilities:		
Accounts payable and accrued liabilities		24,970
Other liabilities		32,885
Net cash provided by operating activities		4,354,912
Cash flows from financing activities:		
Member distributions		(2,826,495)
Net cash used in financing activities		(2,826,495)
Net increase in cash and cash equivalents		1,528,417
Cash and cash equivalents at beginning of year		2,607,221
Cash and cash equivalents at end of year	$	4,135,638
Supplemental disclosure - interest paid	$	15,386

See accompanying report of independent registered public accounting firm and notes to financial statements.

MBS CAPITAL MARKETS, LLC

Notes to Financial Statements

December 31, 2014

(1) Nature of Business

MBS Capital Markets, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenues in the period which the revenue is earned and services are rendered.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c) Accounts Receivable

Accounts receivable represents balances due for services completed that have yet to be paid. The Company estimates the allowance for doubtful accounts based upon a review of current collectability of existing receivables

(d) Net Receivables for unsettled regular-way trades

Net receivables for unsettled regular-way trades represent receivables arising from unsettled regular-way transactions through the clearing entity.

(e) Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted Accounting Standards Codification Topic, "Income Taxes" ("ASC Topic 740"). This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or results of operations as a result of the application of this standard as of and for the year ended December 31, 2014. The Company's income tax return for tax years 2011 and thereafter remain open to examination by the IRS.

(2) Summary of Significant Accounting Policies - Continued

(f) Marketable Securities

Marketable securities are reported at fair value based on quoted market prices and have been classified as trading securities with realized and unrealized gains and losses included in net income. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(h) Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

(2) Summary of Significant Accounting Policies – Continued

(h) Recently Issued Accounting Standards - Continued

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013).	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).	After 12/15/17
2014-15	Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(3) Concentrations of Credit Risk and Major Customer Information

The Company maintains all of its cash and cash equivalents in a commercial depository account which is insured by the Federal Deposit Insurance Corporation (FDIC). At times, cash deposits may exceed federally insured limits.

During 2014, approximately 68% and 28% of total revenue was generated by underwriting transactions and private placements, respectively. During 2014 advisory revenue was generated by two customers.

(4) Deposits with Clearing Agency

The Company entered into a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

As of December 31, 2014, the Company had a cash deposit of $150,000 with Pershing, of which $100,000 was held by Pershing for potential unresolved Company claims, losses, or expenses incurred by Pershing.

(5) Fair Value of Financial Instruments

The Company has adopted the provisions of Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

(5) Fair Value of Financial Instruments - Continued

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held cash and cash equivalents of $4,135,638 and deposits with clearing agency of $150,000 at December 31, 2014, which were considered Level 1 assets. The Company did not hold any marketable securities at December 31, 2014.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(6) Commitments and Contingencies

The Company has three operating leases for office space. Approximate future minimum lease payments required under these operating leases as of December 31, are as follows:

Year Ending December 31,	
2015	144,000
2016	98,000
2017	80,000
2018	7,000

Expense incurred during the year ended December 31, 2014 related to these leases total approximately $153,000.

(7) Related Party Transactions

Included in other liabilities in the statement of financial position is approximately $25,000 due to members for reimbursement of expenses. Also, $698,505 in employee salary compensation expense for managing members is recorded in the statement of income and members' equity as three of the managing members received a salary for the year ended December 31, 2014.

In April 2014, a relative of one of the managing members purchased one of the office buildings that the company leases. Related expense paid to this related party during the year ended December 31, 2014 was approximately $50,000.

(8) Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2014, the Company had net capital of $3,874,042 which exceeded the capital requirement of $100,000 by $3,774,042. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2014.

(10) Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with Securian Company, a division of Minnesota Life Insurance Company. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional contributions. The Company's contributions to the Plan for the year ended December 31, 2014 were approximately $186,000. Plan contributions are included in employee compensation and benefits in the statement of income and member's equity.

(11) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(12) Subsequent Events

The Company has evaluated events and transactions for potential recognition and disclosure through February 25, 2015 the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2014

MBS CAPITAL MARKETS, LLC

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

Computation of net capital:		
Members' equity	$	3,915,267
Less non-allowable assets:		
Other assets		(41,225)
Net capital	$	3,874,042
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	411,596
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	27,440
Minimum net capital required	$	100,000
Excess net capital	$	3,774,042
Ratio of aggregate indebtedness to net capital		0.11

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014, as amended on February 24, 2015 is not presented as there are no material differences.

MBS CAPITAL MARKETS, LLC

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule.

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
MBS Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MBS Capital Markets, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for MBS Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check copies and bank records, noting no differences; and

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger account balances relating to commissions paid to other SIPC members and interest expense supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 25, 2015
Clearwater, Florida

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2364*********************MIXED AADC 220
068690 FINRA DEC
MBS CAPITAL MARKETS LLC
4890 W KENNEDY BLVD STE 288
TAMPA FL 33609-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)	$ 14,829
B. Less payment made with SIPC-6 filed (exclude interest) 7/24/14 Date Paid	(5,762)
C. Less prior overpayment applied	(--)
D. Assessment balance due or (overpayment)	9067
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	--
F. Total assessment balance and interest due (or overpayment carried forward)	$ 9,067

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,067

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MBS CAPITAL MARKETS
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of February, 20 15.

MANAGING Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,998,323
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,317
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,344	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	11,344
Total deductions	66,661
2d. SIPC Net Operating Revenues	$ 5,931,662
2e. General Assessment @ .0025	$ 14,829 (to page 1, line 2.A.)

MBS CAPITAL MARKETS, LLC

Assertions Regarding Exemption Provisions

We, as members of management of MBS Capital Markets, LLC (the Company), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filings is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the follow assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2014.

MBS Capital Markets, LLC

By:

[signature]

(Name)

MANAGING DIRECTOR + Chief COMPLIANCE Officer

(Title)

2/25/15

(Date)

4890 West Kennedy Blvd. Suite 288
Tampa, Florida 33609
Phone: 813.281.2700

329 North Park Avenue, Suite 300
Winter Park, Florida 32789
Phone: 407.622.0130

8583 Strawberry Lane
Longmont, Colorado 80503
Phone: 303.652.0205

1001 Bradford Way
Kingston, Tennessee 37763
Phone: 865.717.0303

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

13577 Feather Sound Drive, Suite 400 ■ Clearwater, Florida 33762
Main: 727.572.1400 ■ Fax: 727.571.1933 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
MBS Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MBS Capital Markets, LLC (the Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

February 25, 2015
Clearwater, Florida